

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2015

Roland Smith
Chairman and Chief Executive Officer
Office Depot, Inc.
6600 North Military Trail
Boca Raton, Florida 33496

      Re: Office Depot, Inc.
               Preliminary Proxy Statement on Schedule 14A
               Filed March 20, 2015
               File No. 001-10948

Dear Mr. Smith:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Mara L. Ransom

                            Mara L. Ransom
                            Assistant Director

cc: Mario A. Ponce, Esq.
           Simpson Thacher & Bartlett LLP